UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-40368

SAI.TECH Global Corporation

(Exact Name of Registrant as Specified in Its Charter)

#01-05 Pearl’s Hill Terrace

Singapore, 168976

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Business Combination

On April 29, 2022 (the “Closing Date”), SAITECH Limited, a Cayman Islands exempted company incorporated with limited liability (the “Company” or "SAI") consummated the previously announced business combination pursuant to the Business Combination Agreement, dated September 27, 2021, (as amended, the “Business Combination Agreement”), by and among the Company, TradeUP Global Corporation, a Cayman Islands exempted company ("TradeUP"), and TGC Merger Sub, a Cayman Islands exempted company ("Merger Sub"). Pursuant to the Business Combination Agreement, Merger Sub merged with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of TradeUP. In connection with the business combination, TradeUP changed its corporate name to “SAI.TECH Global Corporation” (“New SAI”).

On April 29, 2022, when Merger Sub merged with and into the Company (the “Merger”), said Merger resulted in the following:

i.	the separate corporate existence of Merger Sub ceased, and the Company continued as the surviving entity, and as a wholly-owned subsidiary of TradeUP, which was subsequently renamed SAI.TECH Global Corporation;

ii.	each outstanding unit of TradeUP immediately prior to the effective time of the Business Combination (the “Merger Effective Time”) was automatically separated, and the holder thereof was deemed to hold one share of TradeUP Class A ordinary share, par value $0.0001 per share (each, a “TradeUP Class A Ordinary Share”), and one-half of one redeemable warrant of TradeUP (each, a “TradeUP Warrant”). Each whole TradeUP Warrant entitled the holder to purchase one TradeUP Class A Ordinary Share at the price of $11.50 per share.

iii.	each issued and outstanding TradeUP Class A Ordinary Share, immediately prior to the Merger Effective Time, was automatically cancelled and exchanged for the right of the holder thereof to receive one Class A ordinary share of New SAI, par value $0.0001 per share (each, a “New SAI Class A Ordinary Share”);

iv.	each issued and outstanding Class B ordinary share of TradeUP, par value $0.0001 per share (each, a “TradeUP Class B Ordinary Share”), immediately prior to the Merger Effective Time, was transferred and exchanged for the right of the holder thereof to receive one TradeUP Class A Ordinary Share, each of which subsequently was transferred and exchanged for a New SAI Class A Ordinary Share;

v.	each issued and outstanding public warrant of TradeUP, immediately prior to the Merger Effective Time, were automatically converted into the right of the holder thereof to receive one warrant of New SAI entitling the holder thereof to purchase one New SAI Class A Ordinary Share on substantially the same terms and conditions with respect to the TradeUP Warrants (each, a “New SAI Warrant”);

vi.	following completion of the Merger, holders of 3,492,031 TradeUP Class A Ordinary Shares, remaining after the redemption of 2,071,735 shares, received 3,492,031 New SAI Class A Ordinary Shares, holders of 272,247 TradeUP Class B Ordinary Shares received 272,247 New SAI Class A Ordinary Shares, and holders of 2,244,493 TradeUP Warrants received New SAI Warrants to purchase 2,244,493 New SAI Class A Ordinary Shares.

•

Immediately prior to the Merger Effective Date, (1) each Class A ordinary share, par value $0.0001 per share, of the Company outstanding as of immediately prior to the Merger Effective Date was converted into a right to receive a number of New SAI Class A Ordinary Shares, par value $0.0001 per share, determined on the basis of an exchange ratio derived from an implied equity value for the Company of $188.0 million and $10.00 per share (the “exchange ratio”); and (2) each Class B ordinary share, par value $0.0001 per share, of the Company outstanding as of immediately prior to the Merger Effective Date was converted into a right to receive a number of New SAI Class B Ordinary Shares, par value $0.0001 per share, determined on the basis of the exchange ratio. As of the Closing Date, the exchange ratio was approximately 0.13376.

Following the Merger, TradeUP acquired all of the issued and outstanding shares of the Company from the shareholders of the Company in exchange for the payment, issuance and delivery of the New SAI Class A Ordinary Shares and New SAI Class B Ordinary Shares to the shareholders of the Company (the “Share Acquisition” and together with the Merger, the “Business Combination”). As a result of the Share Acquisition, the Company became a wholly owned subsidiary of New SAI, and shareholders of the Company became shareholders of New SAI.

•	Following the completion of the Business Combination, there are an aggregate of 12,933,653 New SAI Class A Ordinary Shares issued and outstanding.

The New SAI Class A Ordinary Shares and the New SAI Warrants began trading on The Nasdaq Stock Market LLC on May 2, 2022, under the symbols “SAI” and “SAITW,” respectively.

The foregoing description of the Business Combination is qualified in its entirety by reference to the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 to this Report of a Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

On April 29, 2022, TradeUP adopted the Amended and Restated Memorandum and Articles of Association, a copy of which is filed as Exhibit 1.1 to this Report of a Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

On the Closing Date, the Company and TradeUP issued a press release announcing the closing of the Business Combination. A copy of the press release is being furnished as Exhibit 99.1 to this Report of a Foreign Private Issuer on Form 6-K.

Ancillary Agreements

Support Agreements

In connection with the execution of the Business Combination Agreement, TradeUP, the TradeUP initial shareholders, SAI, the SAI Founder and certain shareholders of SAI entered into transaction support agreements, pursuant to which, among other things, each agreed to vote at any meeting of TradeUP (in the case of the TradeUP initial shareholders) or SAI (in the case of SAI shareholders) in favor of the Business Combination Agreement and the consummation of the transactions contemplated thereby.

TradeUP Support Agreement

In connection with the execution of the Business Combination Agreement, TradeUP, the TradeUP initial shareholders and SAI entered into the TradeUP Support Agreement. Under the TradeUP Support Agreement, the TradeUP initial shareholders, among other things, agreed to: (1) appear at any meeting of TradeUP shareholders for purposes of determining a quorum; (2) vote their respective TradeUP Class A Ordinary Shares in favor of the Business Combination Proposal, the Articles Amendment Proposal and the Share Issuance Proposal; (3) not to transfer their respective TradeUP Class A Ordinary Shares prior to the termination of the TradeUP Support Agreement; (4) waive anti-dilution rights under the current memorandum and articles of association (as holders of TradeUP Class B Ordinary Shares); (5) waive dissenter’s rights under Section 238 of the Companies Act; and (6) not to redeem any of their respective TradeUP Class A Ordinary Shares.

 SAI Support Agreement

In connection with the execution of the Business Combination Agreement, TradeUP, TradeUP Global Sponsor LLC (the "Sponsor"), SAI and certain SAI shareholders entered into the SAI Support Agreement. Under the SAI Support Agreement, the SAI shareholders, among other things, agreed to: (1) appear at any meeting of SAI shareholders for purposes of determining a quorum; (2) vote their respective SAI ordinary shares in favor of the Business Combination Agreement and the transactions contemplated thereby, including the merger; (3) not to transfer their respective TradeUP Class A Ordinary Shares prior to the termination of the SAI Support Agreement; and (4) waive dissenter’s rights under Section 238 of the Companies Act.

New Registration Rights Agreement

In connection with the Business Combination, concurrently with Closing, New SAI, the Sponsor and certain New SAI shareholders entered into the New Registration Rights Agreement. Pursuant to the New Registration Rights Agreement, among other things, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, New SAI is required, as soon as practicable, but in any event within 30 days after Closing, to file a registration statement to permit the public resale of all the registrable securities held by any party to the New Registration Rights Agreement from time to time and holders of registrable securities under the New Registration Rights Agreement may demand New SAI facilitate a registered offering of such securities. The New Registration Rights Agreement also (1) provided the holders of registrable securities with “piggy-back” registration rights, subject to certain requirements and customary conditions and (2) terminated the Registration Rights Agreement.

Lock-Up Agreements

At Closing, (1) the TradeUP initial shareholders entered into the TradeUP Lock-Up Agreement, (2) the SAI Founder and management of SAI, and certain other SAI shareholders, entered into the SAI Affiliate Lock-Up Agreement and (3) the other SAI shareholders entered into the SAI Shareholder Lock-Up Agreement. Immediately following the consummation of the Business Combination, approximately 24,147,035 New SAI ordinary shares, or approximately 84.3% of the outstanding New SAI ordinary shares (assuming no redemptions), will be subject to the lock-up arrangements described below.

TradeUP Lock-Up Agreement

The TradeUP Lock-Up Agreement contains certain restrictions on transfer with respect any New SAI ordinary shares held by the TradeUP initial shareholders immediately after Closing. Such restrictions began at Closing and end on the first anniversary of Closing, with such New SAI ordinary shares being subject to earlier release on the date on which the volume weighted average trading price of New SAI Class A Ordinary Shares exceeds $14.00 per share (with respect to 50% of such New SAI ordinary shares) and $17.50 per share (with respect to the remaining 50% of such New SAI ordinary shares) for any 20 trading days within any 30-trading day period commencing on the date that is 180 days after Closing.

SAI Affiliate Lock-Up Agreement

The SAI Affiliate Lock-Up Agreement contains certain restrictions on transfer with respect any New SAI ordinary shares received pursuant to the Business Combination Agreement. Such restrictions began at Closing and end on the first anniversary of the closing, with such New SAI ordinary shares being subject to earlier release on the date on which the volume weighted average trading price of New SAI Class A Ordinary Shares exceeds $14.00 per share (with respect to 50% of such New SAI ordinary shares) and $17.50 per share (with respect to the remaining 50% of such new SAI ordinary shares) for any 20 trading days within any 30-trading day period commencing on the date that is 180 days after Closing.

SAI Shareholder Lock-Up Agreement

The SAI Shareholder Lock-Up Agreement contains certain restrictions on transfer with respect to the New SAI ordinary shares received by SAI shareholders pursuant to the Business Combination Agreement other than SAI shareholders subject to the SAI Affiliate Lock-Up Agreement. Such restrictions began at Closing and end on the six-month anniversary of Closing.

Board of Directors

In connection with the Business Combination, directors were elected to the board of directors the (“Board”) of New SAI such that the entire Board is:

Risheng Li
Jianwei Li
Yao Shi123
Yusen Chen123
Jinlong Zhu[3]

1 Chairperson and Member of the Audit Committee.

2 Member of the Compensation Committee.

3 Member of the Nominating and Governance Committee.

Information regarding the directors and executive officers of New SAI following the completion of the Business Combination is included in the Registration Statement under the section entitled “Management of New SAI Following the Business Combination” and is incorporated herein by reference.

Indemnity Agreements

On the Closing Date, the Company entered into indemnity agreements with each of its directors and officers (the “Indemnity Agreements”), undertaking to indemnify them to the fullest extent permitted by law on the terms set forth therein. This indemnification is limited to events where the director or officer acted in good faith and in a manner the relevant director or officer reasonably believed to be in and/or not opposed to the best interests of New SAI, and the relevant director or officer had no reasonable cause to believe that his or her conduct was unlawful.

The foregoing summary of the Indemnity Agreements does not purport to be complete and is subject to and qualified in its entirety by reference to the form of Indemnity Agreement, a copy of which is filed as Exhibit 10.1 to this Report of a Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association
2.1	Business Combination Agreement, dated September 27, 2021, by and among the Company, Merger Sub, and TradeUP (incorporated by reference to Exhibit 2.1 to the Registration on Form F-4 (File No. 333-260418), as amended, filed with the SEC on October 22, 2021).
10.1	Form of Indemnity Agreement.
99.1	Press release dated April 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SAI.TECH Global Corporation

Date: May 5, 2022	By:	/s/ Risheng Li
Risheng Li
Chief Executive Officer